SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRGC/GRGCS Av. Graça Aranha, no 26, 4o floor. 20030-900 Rio de Janeiro - RJ RCA 1062, of 05.08.2025 DEL 081

CERTFICATE

MINUTES OF THE ONE THOUSAND AND SIXTY-SECOND MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is hereby certified, for all purposes, that the 1062nd meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held on May 8, 2025, as convened by the Chairman of the Board of Directors, in accordance with the Company’s Bylaws. The meeting was held in an electronic deliberation circuit. Attendance: The Chairman and Board Member: VICENTE FALCONI CAMPOS (VFC) assumed the presidency of the works. Board Members FELIPE VILLELA DIAS (FVD), ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), JOSE JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). There were no absences. Corporate Governance Participant: FERNANDO KHOURY FRANCISCO JUNIOR. INSTRUCTION: Support material was made available to Directors through the Governance Portal. QUORUM FOR INSTALLATION AND DECISIONS: The deliberations of this meeting must take place in the presence of the majority of its members, and its deliberations are taken by the majority of those present (art. 31, caput, Bylaws), except in cases of qualified quorum (art. 26, Bylaws). Quorum for installation: seven members, in compliance with the minimum quorum for installation of five members. Minimum quorum for taking deliberations: four members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Director and/or his/her momentary absence will result in his/her subtraction for the purposes of calculating the minimum quorum for deliberation.

DEL 081/2025 – Appointment of member and ratification of composition of the Statutory Audit and Risk Committee.

- Deliberative quorum: Unanimous, in accordance with the proposal of the People and Governance Committee. The absence of the CMF Board Member was recorded throughout the period of discussion and deliberation on the item involving his election to the Statutory Audit and Risk Committee, with the aforementioned board member having previously raised a situation of conflict of interest.

The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, based on the proposal of the People and Governance Committee, DECIDES:

1.	Approve the election (first term) of Mr. Carlos Marcio Ferreira, Brazilian, married, accountant, holder of identity card no. 11.986.182-3, issued by SSP/SP, registered with the CPF under no. 016.712.938-43, resident and domiciled in the city of Campinas, in the state of São Paulo, with business address at Av. Graça Aranha, 26, 20th floor, Centro, Rio de Janeiro - RJ, 20030-000, as member of the Statutory Audit and Risk Committee – CAE, since he meets the special requirements for investiture under Brazilian law, including the provisions of §5 of art. 31-C of CVM Resolution No. 23, of February 25, 2021, and also meets the independencae criteria, with its first management term/mandate of 2 (two) years beginning on May 8, 2025, and the effectiveness of the mandate being subject to the signing of the respective Term of Office within the period indicated in art. 149, §1, of Law 6,404/76.
2.	Approve the continuation of Mr. Daniel Alves Ferreira as a member of the Statutory Audit and Risk Committee, as an external member, starting a new management term/mandate (third reappointment) on 05.08.2025.
3.	Ratify the continuity of Mr. Luiz Carlos Nannini and Mr. Luis Henrique Bassi Almeida as external members of the Statutory Audit and Risk Committee, in the capacity of external member, unifying the term of office/mandate with that of the other members of the CAE.
4.	Ratify the following composition and terms of office of members for the CAE:

Composition	Management Term	Capacity
LUIZ CARLOS NANNINI (Start of first term: 05.11.2020 – DEL-064/2020) (specialist in corporate accounting and financial expert)	05.08.2025 to 05.08.2027 (3rd term)	Coordinator and external member

1 GRGC/GRGCS Av. Graça Aranha, no 26, 4o floor. 20030-900 Rio de Janeiro - RJ RCA 1062, of 05.08.2025 DEL 081

DANIEL ALVES FERREIRA (Start of first term: 06.01.2019 – DEL-097/2019)	05.08.2025 to 05.08.2027 (4th term)	External member
LUIS HENRIQUE BASSI ALMEIDA (Start of first term: 02.22.2019 – DEL-017/2019)	05.08.2025 to 05.08.2027 (4th term)	External member
CARLOS MARCIO FERREIRA (Start of first term: 05.08.2025 – DEL-081/2019) (specialist in corporate accounting and financial expert)	05.08.2025 to 05.08.2027 (1st term)	Member and member of Board of Directors

Closing and preparation of the minutes certificate: It is hereby recorded that the material relevant to the items resolved at this Board of Directors Meeting is filed at the Company's headquarters. There being no further matters to be discussed regarding the aforementioned Resolution, Vice-President FVD declared the related work closed and instructed the Secretary of Governance, after reading and approval, to prepare and sign this Certificate. The other deliberations made at this meeting were omitted from this certificate, as they relate to interests that are merely internal to the Company, a legitimate precaution, supported by the Management's duty of confidentiality, in accordance with the "caput" of article 155 of the Corporations Law, and are therefore outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present were: Chairman and Board Member VICENTE FALCONI CAMPOS (VFC) and Board Members FELIPE VILLELA DIAS (FVD), ANA SILVIA CORSO MATTE (ASM), CARLOS MARCIO FERREIRA (CMF), JOSE JOÃO ABDALLA FILHO (JAF), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL). This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, May 09, 2025.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.